15025960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAR 26 2015
Wash., DC 201

SEC FILE NUMBER
8- 40268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite #600
(No. and Street)

Washington (City) DC (State) 20002-4240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cliff Richards (202) 962-6947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB & Company, LLC
(Name – *if individual, state last, first, middle name*)

200 International Circle, Suite #5500, Hunt Valley, MD 21030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Whitty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DISTRICT OF COLUMBIA
EDWIDGE SAINT-FELIX
NOTARY PUBLIC
Expiration Mar 31, 2018

Richard P. Whitty
Signature

Assistant Treasurer, ICMA-RC Services, LLC
Title

Edwidge Saint-Felix
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRD# 23189 ICMA-RC Services, LLC

SB & COMPANY, LLC

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information Together with Reports of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2014

EXPERIENCE • QUALITY • CLIENT SERVICE

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information
Together with
Reports of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2014

Headquarters

200 International Circle   Suite 5500
Hunt Valley   Maryland 21030
(P) 410.584.0060   (F) 410.584.0061

Branch Office

1299 Pennsylvania Avenue NW   Suite 1120
Washington   District of Columbia 20004
(P) 202.803.2335   (F) 202.821.1320

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2014

CONTENTS

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICMA-RC Services, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of ICMA-RC Services, LLC (RC Services, a wholly owned subsidiary of the International City Management Association Retirement Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, change in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to RC Services' preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1299 Pennsylvania Avenue, NW Suite 1120 Washington DC 20004 P: 202.803.2335 F: 202.821.1320

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RC Services as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplemental information of computation of net capital pursuant to SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information in the computation of net capital pursuant to SEC Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in the computation of net capital pursuant to SEC Rule 15c3-1 is fairly stated in all material respects in relation to the basic financial statements as a whole.

Washington, DC
February 26, 2015

SB & Company, LLC

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2014

ASSETS		
Cash and cash equivalents	$	850,814
Due from mutual fund families		4,388,705
Deposit with clearing agent		20,282
Due from related entity		224,420
Prepaid expenses		47,982
Total Assets	$	5,532,203
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	8,700
Due to related entity		4,388,705
Total Liabilities		4,397,405
Member's Equity		1,134,798
Total Liabilities and Member's Equity	$	5,532,203

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2014

Revenue		
Mutual fund revenue	$	14,470,247
Intercompany service revenue		772,274
Interest income		153
Total Revenue		15,242,674
Expenses		
Administrative expense		14,470,247
Tax and licensing		429,786
Personnel expenses		276,022
Professional services		48,179
Premises and equipment		13,456
Meetings and travel		2,454
Data processing		972
Communications		658
Subscriptions and memberships		384
Supplies and other miscellaneous expenses		363
Total Expenses		15,242,521
Net Income	$	153

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Member's Equity
For the Year Ended December 31, 2014

Member's Equity, beginning of year	$	1,134,645
Net income		153
Member's Equity, End of Year	$	1,134,798

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	153
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from mutual fund families		(1,112,863)
Prepaid expenses		(21,295)
Due from related entity		(58,354)
Accounts payable and accrued expenses		(357)
Due to related entity		1,112,863
Net Cash Flows from Operating Activities		(79,853)
Cash and cash equivalents, beginning of year		930,667
Cash and Cash Equivalents, End of Year	$	850,814

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2014

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer in respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, cash and cash equivalents consisted of money market funds.

Due from Mutual Fund Families

Due from mutual fund families represents amounts payable to RC Services by various outside mutual fund families. The agreements with these outside fund families entitle ICMA-RC or RC Services to receive compensation from the fund families, which generally consists of asset-based 12b-1 fees or shareholder service fees. 12b-1 fees are compensation to RC Services for distributing the mutual funds. Each mutual fund also may make payments to RC Services or ICMA-RC for providing shareholder services for the maintenance of shareholder accounts through ICMA-RC. All of the amounts due from mutual fund families are payable to ICMA-RC under an Assignment and Expense Agreement between RC Services and ICMA-RC. Under this agreement, ICMA-RC has agreed to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such time that such receivables are actually received by RC Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2014.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2014, remains subject to examination by Federal taxing authorities, however, certain state taxing authorities may lengthen this period to five years.

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of ICMA-RC). The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, the actual direct cost of expenses incurred by ICMA-RC for RC Services' benefit, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2014, ICMA-RC allocated operating expenses in the amount of $338,134 to RC Services and also transferred $14,470,247 of administrative expense to RC Services that is related to the mutual fund revenue earned by RC Services and assigned to ICMA-RC under the Assignment and Expense Agreement between ICMA-RC and RC Services. RC Services also reimburses ICMA-RC for certain direct expenses paid on RC Services' behalf, such as Financial Institutions Regulatory Authority (FINRA) membership and annual renewal fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time.

3. RELATED-PARTY TRANSACTIONS (continued)

Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for services performed on behalf of ICMA-RC. The revenue allocated from ICMA-RC during the year ended December 31, 2014 was $772,274.

The due to related entity balance represents amounts owed to ICMA-RC by RC Services. The repayment terms are governed by the Assignment and Expense Agreement between RC Services and ICMA-RC. This balance is composed primarily of outside mutual fund family receivables to RC Services that are payable to ICMA-RC but only if and when they are actually collected by RC Services.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $25,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

As of December 31, 2014, RC Services had net regulatory capital of $862,396, which was $569,236 in excess of its required net capital of $293,160. RC Services' aggregate indebtedness to net capital ratio was 510%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2014.

5. SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since December 31, 2014, which would merit recognition or disclosure in the financial statements. Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through February 26, 2015.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

As of December 31, 2014

Ownership equity	$	1,134,798
Less: non-allowable assets*		272,402
Net capital before haircuts		862,396
Less: haircuts		-
Net capital		862,396
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		293,160
Excess of net capital	$	569,236
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of $25,000)	$	422,656
Ratio of aggregate indebtedness to net capital		510%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2014, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing.

SUPPLEMENTARY REPORT

SB & COMPANY, LLC
Experience • Quality • Client Service

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ICMA-RC SERVICES CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) ICMA-RC Services, LLC (RC Services), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RC Services claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (2) RC Services stated that RC Services met the identified exemption provisions throughout the most recent fiscal year without exception. RC Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RC Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Washington, DC
February 26, 2015

SB & Company, LLC

1299 Pennsylvania Avenue, NW Suite 1120 Washington DC 20004 P: 202.803.2335 F: 202.821.1320

ICMA-RC SERVICES, LLC

Report of Exemption from Rule 15c3-3
For the Year Ended December 31, 2014

ICMA-RC Services, LLC's management is responsible for compliance with the exemption provision of Rule 15c3-3 under the Securities and Exchange Commission (SEC) and this report. The following statements are made to the best knowledge and belief that (1) ICMA-RC Services, LLC is exempt from the provisions of Rule 15c3-3 of the SEC because it meets conditions set forth in paragraph (k)(2)(i) of that Rule and (2) ICMA-RC Services, LLC met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2014, without exception.

Richard P. Whitty

Richard P. Whitty

Assistant Treasurer, ICMA-RC Services, LLC

Headquarters:

200 International Circle   Suite 5500   Hunt Valley   Maryland 21030

(P) 410-584-0060   (F) 410-584-0061

Branch Office:

1299 Pennsylvania Avenue   Suite 1120   Washington   D.C. 20004

(P) 202-803-2335   (F) 202-821-1320

SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2015
WASH, D.C.
201
SECTION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Member of
ICMA-RC Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by ICMA-RC Services, LLC (RC Services), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating RC Services' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RC Services' management is responsible for RC Services' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no payments were made;

2. Compared the amounts reported on audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared the listed adjustments reported in Form SIPC-7 with the general ledger, noting no adjustments were made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the general ledger supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1299 Pennsylvania Avenue NW · Suite 1120 · Washington · District of Columbia 20004 · P 202.803.2335 · F 202.756.1301

SB & COMPANY, LLC

Experience • Quality • Client Service

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Washington, DC
February 26, 2015

SB & Company, LLC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ICMA-RC Services, LLC
ATTN: Compliance
777 N. Capitol St, NE, Ste 600
Washington, DC 20002-4290

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard P. Whitty (202) 962-8254

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid ______

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICMA-RC Services, LLC
(Name of Corporation, Partnership or other organization)

Richard P. Whitty
(Authorized Signature)

Dated the 23 day of February, 20 15.

Assistant Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,242,674
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,470,247
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Per Instruction C(b), refer to the attached "Assignment and Expense Agreement". (Deductions in excess of $100,000 require documentation)	772,427
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	15,242,674
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)

ASSIGNMENT and EXPENSE AGREEMENT

1. The ICMA Retirement Corporation ("ICMA-RC"), a Delaware Corporation, Vantagepoint Investment Advisers, LLC, ("VIA") a Delaware Limited Liability Company, Vantagepoint Transfer Agents ("VTA"), a Delaware Limited Liability Company, and ICMA-RC Services, LLC ("RC Services") a Delaware Limited Liability Company, hereby enter into the following assignment and expense agreement between and among themselves as affiliated entities.

2. Promptly following the end of each calendar month, RC Services agrees that it will simultaneously (a) record its intercompany receivables from VIA and VTA and (b) transfer and assign its intercompany receivables from VIA and VTA to ICMA-RC and record such assignment on RC Services' books and records.

3. VIA and VTA agree and consent to the transfer and assignment by RC Services of its intercompany receivables from VIA and VTA to ICMA-RC as contemplated by Section 2 of this agreement.

4. ICMA-RC agrees to accept the assignment of RC Services' intercompany receivables from VIA and VTA for each calendar month as payment in full of RC Services' intercompany payable to ICMA-RC for that month.

5. Promptly following the end of each calendar month, RC Services will simultaneously (a) record its mutual fund receivables (*i.e.*, fees received from mutual fund companies or other service providers) and (b) record the entire amount of its mutual fund receivables as corresponding intercompany payables to ICMA-RC. ICMA-RC and RC Services further agree to the following conditions with respect to the mutual fund receivables:

    a. ICMA-RC's right to payment of the mutual fund receivables intercompany payables is limited solely to the proceeds of the mutual fund receivables; and

    b. ICMA-RC agrees to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such a time that such receivables are actually received by RC Services.

6. ICMA-RC agrees to assume responsibility for payment of certain direct expenses incurred by RC Services, which are allocated to RC Services based on the period in which the expense occurred. These direct obligations include bank fees, Financial Industry Regulatory Authority ("FINRA") membership and annual renewal fees, state licensing fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time by ICMA-RC and RC Services.

7. ICMA-RC further agrees to assume responsibility for payment of certain other expenses allocated to RC Services. Attachment A details the expenses currently allocated to RC Services and the method of the allocation, and may be modified from time to time.

8. On a monthly basis, revenue is allocated to RC Services to reimburse certain direct and allocated broker-dealer expenses. The amount of revenue allocated is equal to the amount of expenses incurred by RC Services each month. RC Services agrees that it will simultaneously: (a) record an intercompany receivable for this allocated revenue; and (b) record an intercompany payable to ICMA-RC for the expenses allocated to RC Services.

9. All registered and associated persons of RC Services are also employees of ICMA-RC. Such persons may also perform services for ICMA-RC and/or one or more of the affiliated entities identified in Paragraph 1, above. Further, the activities of such persons benefit some or all of the affiliated entities and are not exclusive to RC Services. Accordingly, in consideration of the concurrent nature of the activities of ICMA-RC employees, ICMA-RC agrees to assume responsibility for any and all other employee expenses not specifically identified in paragraphs 6 and 7 above or in Attachment A that relate to the business of RC Services ("Other Expenses"). ICMA-RC agrees that RC Services shall not be directly or indirectly liable to ICMA-RC or any other person for these Other Expenses.

10. This agreement will be governed by the substantive laws of Delaware without giving effect to the choice of law or conflict of laws provisions thereof, except that, in the event of any inconsistency with provisions of the federal securities laws and rules and the rules of FINRA applicable to RC Services as a registered broker-dealer, the provisions of such federal laws, rules and FINRA rules shall govern.

11. This agreement shall be effective as of the 1st day of July 2008.

ICMA RETIREMENT CORPORATION:

By:
Elizabeth S. Glista
Signature
Asst. Treasurer, ICMA-RC
Title

VANTAGEPOINT TRANSFER AGENTS, LLC:

By:
Kathryn B. McGrath
Signature
Secretary, Vantagepoint Transfer Agents, LLC
Title

VANTAGEPOINT INVESTMENT ADVISERS, LLC:

By: Angela C. Montez
Signature
Assistant Secretary, ICMA-RC
Title

ICMA-RC SERVICES, LLC:

By: John Bennett
Signature
Asst. Treasurer, ICMA-RC
Title

Attachment A

Allocated Expenses of RC Services

Effective July 1, 2008

Certain of RC Services' reported expenses are allocations from ICMA-RC's Compliance Division and ICMA-RC's Finance Division's Tax & Compliance group as a result of their activities on behalf of RC Services that are related to compliance with federal securities laws and regulations as well as FINRA rules. The method of allocation is an activity-based costing ("ABC") system that assigns costs of these two groups based upon the estimated proportion of time that those groups spend on activities attributable to RC Services.

All of the activity costs of ICMA-RC's Compliance and Tax & Compliance cost centers are initially recorded on the books and records of ICMA-RC. On a monthly basis, the ABC system assigns to RC Services the proportion of these costs that are attributable to RC Services based upon the activity time estimates provided by the cost center manager. The activity costs assigned to RC Services are then allocated as an expense on the books and records of RC Services.

The following is a list of the types of expenses that are proportionally allocated to RC Services using the ABC system:

- **Personnel Expenses** – Salaries and benefits;
- **Professional Services** – Legal, audit, and consulting services;
- **Communications** – Telephone, internet, and local and express delivery services;
- **Meetings and Travel** – Travel and lodging expenses related to oversight examinations of RC Services' branch officers and other RC-Services related business travel;
- **Premises and Equipment** – Rent and office equipment rentals associated with the home office;
- **Data Processing** – Hardware and software maintenance;
- **Supplies and Other** – Office supplies;
- **Subscriptions and Memberships** – Professional publications and/or membership fees; and
- **Depreciation and Amortization** – Purchased hardware and software, and facilities capital such as file cabinets.